November 14, 2024

Attn: Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	ACME AtronOmatic Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed July 15, 2024
File No. 024-12445

Dear Mr. Spirgel:

We acknowledge receipt of the comments in the letter dated August 6, 2024 from the staff of the Division of Corporate Finance - Office of Technology (the “Staff”) the regarding the Offering Statement of ACME AtronOmatic, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

Subscription, page 2

1.	Please clarify the time it will take you to accept or reject subscriptions. We note your disclosures that subscription acceptance or rejection will be done in 3 business days assuming additional information is not required, but please clarify how much time is expected to be needed for due diligence and payment processes.

The Company has included additional details to clarify the timeline for acceptance of subscriptions on the cover page.

2.

Please clarify the following:

•         how funds are returned to investors if a subscription is rejected;

•         whether the company could terminate the offering without a closing;

•         how the "company's segregated account of the applicable Series Interest" functions as it relates to this offering; and

•         whether the time for closing is 7 business days or 7 calendar days.

The Company has included additional disclosures regarding the subscription process through StartEngine, including the timing of when payments for securities are received. We note here that is is feasible for the Company to terminate the offering without a closing, as disclosed in the statement that the Offering may be “terminated by the company at its sole discretion.” However, in such a case, the Company would not have collected any funds from investors, and no funds would need to be returned to investors.

Commissions, Discounts, Expenses and Fees, page 16

3.	Please revise your disclosure in the Plan of Distribution and Use of Proceeds sections to include the processing fee equal to 3% of the investment amount at the time of the investors’ subscription, up to $700 per investor.

The Company has amended the Plan of Distribution and Use of Proceeds to include this clarification. Please note, the $700 per investor cap has been removed.

Bonus Shares and Perks, page 17

4.	We note your disclosures regarding the Bonus Shares and Perks, including that eligible investors can receive a maximum potential of 37% Bonus Shares and that “Investor[s] receiving the Bonus Shares will effectively receive a discount to our share price.” Please explain how the Bonus Shares will comply with Rule 251(d)(3)(ii) of Regulation A.

The Company has amended its Bonus Share program in a manner consistent with those discussed with the Staff on August 9, 2024.

5.	Please explain why the value of the perks associated with satellites and satellite launches is not determinable, or provide the value of such perks. In addition, please explain the impact of such perks on your use of proceeds and available liquidity. Please see Rule 251(a)(1) of Regulation A.

The perks being provided related to the sattelites and satellite launches with indeterminable value include: (1) the SatteliteSelfie, (2) inscription on the satellite, and (3) personalization in the MyRadar App. The value of each of these is entirely subjective and in the eye of the beholder. It can be analogized to donations to support a cause in which the recipient receives their name on a brick. There is no value to the donor for the brick except for the recognition. The same principle applies here.

With regard to the value of the perks impacting the use of proceeds and availability liquidiy, there is no impact than is already present in the Company’s proceeds allocated to marketing expenses. The Company views the perks as a marketing expense tied to its overall business, as the promotion of the offering supports its business mission. This falls into the category of business marketing and is not a deduction from the value of the securities sold.

6.	Please amend your disclosure to provide any material terms associated with the volume- based perks, including whether the perks have any rights of transferability or may be sold. Additionally, provide a detailed discussion on the impact of material events on the valuation of the perks. For example, explain the valuation of such perks directly related to the satellite launches in the event there is no satellite launch.

The Company has amended its offering circular ot include information about transferability and a risk factor regarding an investor potentially not benefiting from the perk.

Securities Being Offered, page 33

7.	Revise to clarify, if true, that there is no allocation of bonus shares to specific categories such as the testing the waters bonus or volume-based bonuses, for example.

There is no specific allocation to any category of Bonus Shares, as the Company is seeking to qualify a sufficient number of Bonus Shares to cover all potential issuances of Bonus Shares.

Thank you again for the opportunity to respond to your questions to the Offering Statement of ACME AtronOmatic Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Andy Green
CEO of ACME AtronOmatic Inc.